

February 19, 2026

Erica McLaughlin
Executive Vice President and Chief Financial Officer
CABOT CORP
Two Seaport Lane
Suite 1400
Boston, MA 02210

Re: CABOT CORP
Form 10-K filed November 24, 2025
File No. 001-05667

Dear Erica McLaughlin:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended September 30, 2025
Managment's Discussion and Analysis
Results of Operations
Definition of Terms and Non-GAAP Financial Measures, page 30

1.   As noted on page 31, your non-GAAP measure, total segment EBIT, excludes unallocated corporate overhead expenses, such as certain corporate salaries and headquarters expenses, plus costs related to special projects and initiatives. As such, this non-GAAP measure appears to exclude normal, recurring, cash operating expenses and may therefore not comply with Rule 100(b) of Regulation G and Item 10(e) of Regulation S-K. With specific reference to Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, please confirm you will revise future filings, including earnings releases filed under Form 8-K, to eliminate this measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services